Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 15 DATED APRIL 15, 2019

TO THE PROSPECTUS DATED APRIL 12, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2018, as well as Supplement No. 1 dated May 15, 2018, Supplement No. 2 dated July 10, 2018, Supplement No. 3 dated August 10, 2018, Supplement No. 4 dated September 7, 2018, Supplement No. 5 dated October 9, 2018, Supplement No. 6 dated November 13, 2018, Supplement No. 7 dated November 15, 2018, Supplement No. 8 dated December 21, 2018, Supplement No. 9 dated January 3, 2019, Supplement No. 10 dated January 17, 2019, Supplement No. 11 dated January 18, 2019, Supplement No. 12 dated February 15, 2019, Supplement No. 13 dated March 15, 2019 and Supplement No. 14 dated April 1, 2019. Terms used and not otherwise defined in this Supplement No. 15 shall have the same meanings as set forth in our prospectus, as supplemented.

The purpose of this Supplement No. 15 is to disclose changes to our management.

Management

The following disclosure updates the “Management—Directors and Executive Officers” section of our prospectus and other sections of the prospectus as appropriate.

On April 11, 2019, Chris Lowthert notified our board of directors of his resignation as our Chief Financial Officer and Treasurer, effective immediately. Mr. Lowthert’s resignation was not due to any disagreement with us, the Advisor or any of our affiliates.

On April 12, 2019, our board of directors appointed Dave Guiteau to serve as our Chief Financial Officer and Treasurer, effective immediately. The appointment of Mr. Guiteau was not made pursuant to any arrangement or understanding between him and any other person. Biographical information with respect to Mr. Guiteau is set forth below:

Dave Guiteau has served as our Chief Financial Officer and Treasurer and as a member of the Advisor’s Investment Committee since April 2019. Prior to joining Starwood Capital, Mr. Guiteau held various financial roles with AIG Global Real Estate, including Chief Financial Officer from July 2012 to March 2019 and as a Managing Director overseeing the financial accounting and reporting for AIG Global Real Estate’s portfolio of private equity real estate funds from September 2002 to June 2010. From July 2010 to July 2012, Mr. Guiteau served as the Chief Financial Officer of Hunter Roberts Construction Group, a New York-based general contractor. Mr. Guiteau began his career at Arthur Andersen, LLP where he was an audit manager in the firm’s real estate and hospitality services group in its New York office, focusing on public and private real estate clients. Mr. Guiteau received a B.B.A. degree in public accounting from Hofstra University. He is also a certified public accountant.

On April 11, 2019, Robert Geimer notified our board of directors of his resignation as our Head of Asset Management & Operations, effective immediately. Mr. Geimer’s resignation was not due to any disagreement with us, the Advisor or any of our affiliates.

On April 12, 2019, our board of directors appointed Mark Deason to serve as our Head of Asset & Portfolio Management, effective immediately. The appointment of Mr. Deason was not made pursuant to any arrangement or understanding between him and any other person. Biographical information with respect to Mr. Deason is set forth below:

Mark Deason has served as our Head of Asset & Portfolio Management since April 2019 and as a member of our board of directors and the Advisor’s Investment Committee since November 2017. Mr. Deason has served as Managing Director and Head of U.S. Asset Management at Starwood Capital since September 2016. In this role, Mr. Deason is responsible for overseeing the asset management of all U.S. real estate assets, as well as Starwood Capital’s development function in the United States. While at Starwood

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Capital, Mr. Deason has participated in investments throughout the capital structure, including commercial, hospitality and residential acquisitions and developments. Prior to becoming a Managing Director, Mr. Deason served as a Senior Vice President at Starwood Capital since January 2011. Prior to joining Starwood Capital in 2003, Mr. Deason worked for Merrill Lynch & Co., Inc. in the firm’s real estate investment banking group, assisting west coast real estate, hospitality and gaming companies with a range of capital origination and mergers and acquisitions activities. He is a policy board member at the Fisher Center for Real Estate and Urban Economics and a member of the Milken Institute and the Urban Land Institute. Mr. Deason received a B.A. degree in business economics with a minor in accounting from the University of California, Los Angeles.